MR

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

14045997

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 27 2014

SEC FILE NUMBER
8- 51555

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Government Capital Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

559 SILICON DRIVE, STE 102
(No. and Street)

SOUTHLAKE	TEXAS	76092
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TERRY DEBO (817) 421-5400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

R.C. NEAL, P.C.
(Name – *if individual, state last, first, middle name*)

3208 N O'CONNOR RD	IRVING	TEXAS	75062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JP 3/10/14

OATH OR AFFIRMATION

I, D'ANNE BOWDEN CARSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GOVERNMENT CAPITAL SECURITIES CORPORATION, as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANN SCHMIDT
My Commission Expires
April 29, 2015

NOTARY PUBLIC STATE OF TEXAS

Ann Schmidt
Notary Public

D'Ann Carson
Signature

VICE PRESIDENT - CHIEF COMPLIANCE OFFICER
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ *(d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ *(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ *(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ *(m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* EXEMPT, NOT APPLICABLE OR NONE

R.C. Neal, P.C.
CERTIFIED PUBLIC ACCOUNTANT

To Management and the Board of Directors of Government Capital Securities Corporation,

In planning and performing our audit of the financial statements of Government Capital Securities Corporation as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered Government Capital Securities Corporation's internal control over financial reporting (internal control) as a basis for designing our auditing procedures that are appropriate in the circumstances for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and was not designed to identify all deficiencies in internal control that might be material weaknesses or significant deficiencies and therefore, material weaknesses or significant deficiencies may exist that were not identified. We did not identify any certain deficiencies in internal control that we may consider to be material weaknesses or other deficiencies that we consider to be significant deficiencies.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study (where applicable) of the practices and procedures (including tests of compliance with such practices and procedures) followed by Government Capital Securities Corporation that we consider relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by rule 17a-3; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3 because the Company does not carry securities accounts for customers or perform custodial services relating to customer securities.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies in internal control, such as that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis. We did not consider any deficiencies in the company's internal control to be material weaknesses.

3208 N O'Connor Rd. · Irving, Texas 75062 · (972) 259-5757

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. However, we identified the following deficiencies in internal control that we consider to be significant deficiencies:

Segregation of Accounting Duties - Because of the firm's small size, the firm's accounting function is outsourced and one individual is responsible for all accounting duties. This individual is experienced in all areas of accounting and is responsible for cash disbursements, payroll, accruals, all journal entries, and financial statement preparation. Additionally, all bank statements are received and reconciled by this same person. As mitigating controls to offset the inherent lack of segregation of accounting duties in such a small firm, the financial statements are reviewed twice per month (mid month and month end) by one of the firm's shareholders and once per month (month end) by the firm's independent Financial and Operations Principal ("FinOp"). Accruals and the Regulatory Net Capital calculation are also reviewed monthly by the registered FinOp. Although these timely and effective controls coupled with the firm's extremely low transaction volume serve to mitigate the likelihood of material errors, we recommend that the monthly bank reconciliation be reviewed by either the firm's President or independent FinOp.

This communication is intended solely for the information and use of management, the Securities and Exchange Commission and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and others within the organization and is not intended to be and should not be used by anyone other than these specified parties.

R.C. Neal, P.C.

R.C. Neal, P.C.

Irving, Texas 75062
February 20, 2014

R.C. Neal, P.C.
CERTIFIED PUBLIC ACCOUNTANT

February 21, 2014

To the Board of Directors of
Government Capital Securities Corporation

We have audited the financial statements of Government Capital Securities Corporation for the year ended December 31, 2013, and have issued our report thereon dated February 20, 2014. Professional standards require that we provide you with information about our responsibilities under generally accepted auditing standards, as well as certain information related to the planned scope and timing of our audit. We have communicated such information in our letter to you dated January 20, 2014. Professional standards also require that we communicate to you the following information related to our audit.

Significant Audit Findings

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by Government Capital Securities Corporation are described in Note 1 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during 2013. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the financial statements in the proper period.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. We noted no particularly sensitive estimates.

Certain financial statement disclosures are particularly sensitive because of their significance to financial statement users. The most sensitive disclosure relates to related party transactions.

The financial statement disclosures are neutral, consistent, and clear.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all misstatements identified during the audit, other than those that are clearly trivial, and communicate them to the appropriate level of management. Management has corrected all such misstatements. In addition, none of the misstatements detected as a result of audit procedures and corrected by management were material, either individually or in the aggregate, to the financial statements taken as a whole.

3208 N. O'Connor Road · Irving, Texas 75062 · (972) 259-5757

Disagreements with Management

For purposes of this letter, a disagreement with management is a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated February 20, 2014.

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

<u>Other Matters</u>

With respect to the supplementary information accompanying the financial statements, we made certain inquiries of management and evaluated the form, content, and methods of preparing the information to determine that the information complies with U.S. generally accepted accounting principles, the method of preparing it has not changed from the prior period, and the information is appropriate and complete in relation to our audit of the financial statements. We compared and reconciled the supplementary information to the underlying accounting records used to prepare the financial statements or to the financial statements themselves.

This information is intended solely for the use of the Board of Directors and management of Government Capital Securities Corporation and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

R.C. Neal, P.C.

R.C. Neal, P.C.

R.C. Neal, P.C.
CERTIFIED PUBLIC ACCOUNTANT

To the Board of Directors of Government Capital Securities Corporation
559 Silicon Drive, Ste 102
Southlake, TX 76092

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Government Capital Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Government Capital Securities Corporation compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Government Capital Securities Corporation management is responsible for the Government Capital Securities Corporation compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with detailed cash general ledger account noting no difference;
2. Compared total revenue reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;
3. Noted there were no adjustments reported in the Form SIPC-7;
4. Proved the arithmetical of the calculations reflected in Form SIPC-7 noting no differences; and
5. Noted there was no overpayment to compare with Form SIPC-7T.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 20, 2014

R.C. Neal, P.C.

R.C. Neal, P.C.

3208 N. O'Connor Road · Irving, Texas 75062 · (972) 259-5757

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended **12/31/2013**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

051555 FINRA DEC
GOVERNMENT CAPITAL 17*17
345 MIRON DR
SOUTHLAKE TX 76092-7826

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Terry Debo 817-722-0205

2. A. General Assessment (item 2e from page 2) $ 5,929

B. Less payment made with SIPC-6 filed (**exclude interest**) (1,480)
8/16/13
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 4,449

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 4,449

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 4,449

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Government Capital Securities Corp
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 8th day of January, 2014.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ ________ ________
Postmarked Received Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2,371,592

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ø

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ø

2d. SIPC Net Operating Revenues $ 2,371,592

2e. General Assessment @ .0025 $ 5,929

(to page 1, line 2.A.)

R.C. Neal, P.C.
CERTIFIED PUBLIC ACCOUNTANT

GOVERNMENT CAPITAL SECURITIES CORPORATION

FINANCIAL REPORT

DECEMBER 31, 2013 and 2012

3208 N. O'Connor Rd. • Irving, Texas 75062 • (972) 259-5757

GOVERNMENT CAPITAL

SECURITIES CORPORATION

FINANCIAL REPORT

DECEMBER 31, 2013 and 2012

CONTENTS

R.C. Neal, P.C.
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Government Capital Securities Corporation

Report on the Financial Statements

We have audited the accompanying financial statements of Government Capital Securities Corporation (a Texas Corporation) which comprise the balance sheets as of December 31, 2013 and 2012, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depended on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide basis for our audit opinion.

3208 N. O'Connor Rd. · Irving, Texas 75062 · (972) 259-5757

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Government Capital Securities Corporation as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the schedules on page 11 (Computation of net capital pursuant to rule 15c3-1 of the Securities Exchange Act of 1934), page 12 (Computation for determination of reserve requirement and information for possession or control requirements pursuant to rule 15c3-3 of the Securities Exchange Act of 1934), and page 13 (Reconciliation of the computation of net capital with the Computations included in Part IIA of Form X-17A-5) is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

R.C. Neal, P.C.

R.C. Neal, P.C.

Irving, Texas
February 20, 2014

GOVERNMENT CAPITAL SECURITIES CORPORATION
BALANCE SHEETS
DECEMBER 31, 2013 and 2012

ASSETS		2013		2012
CASH AND CASH EVIVALENTS	$	93,651	$	81,940
PREPAID EXPENSES		2,697		1,704
TOTAL CURRENT ASSETS		96,348		83,644
TOTAL ASSETS	$	96,348	$	83,644
LIABILITIES AND STOCKHOLDERS' EQUITY				
ACCRUED EXPENSES	$	11,200	$	9,200
ACCRUED TAXES		3,602		3,816
TOTAL CURRENT LIABILITIES		14,802		13,016
STOCKHOLDERS' EQUITY				
Common stock, $.01 par value, 1,000 shares authorized, 1,000 shares issued and outstanding		10		10
Additional paid-in capital		19,990		19,990
Retained earnings		61,546		50,628
TOTAL STOCKHOLDERS' EQUITY		81,546		70,628
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	96,348	$	83,644

The accompanying notes are an intergral part of the financial statements.

GOVERNMENT CAPITAL SECURITIES CORPORATION
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2013 and 2012

	2013	2012
REVENUES		
Securities commissions	$ 2,371,592	$ 2,926,357
EXPENSES		
Legal and professional fees	457,860	931,850
Salaries, commissions and related taxes	986,212	901,755
Other direct costs	677,489	822,655
General and administrative	236,297	221,050
	2,357,858	2,877,310
INCOME BEFORE INCOME TAXES	13,734	49,047
INCOME TAXES	2,816	6,468
NET INCOME	$ 10,918	$ 42,579

The accompanying notes are an intergral part of the financial statements.

GOVERNMENT CAPITAL SECURITIES CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	Common Stock		Additional Paid-In	Retained	Total Stockholders'
	Shares	Amount	Capital	Earnings	Equity
Balance at December 31, 2011	1,000	$ 10	$ 19,990	$ 8,049	$ 28,049
Net Loss	-	-	-	42,579	42,579
Balance at December 31, 2012	1,000	10	19,990	50,628	70,628
Net Income	-	-	-	10,918	10,918
Balance at December 31, 2013	1,000	$ 10	$ 19,990	$ 61,546	$ 81,546

GOVERNMENT CAPITAL SECURITIES CORPORTATION
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2013 and 2012

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 10,918	$ 42,579
Adjustments to reconcile net income to net cash provided by operating activities:		
Net decrease (increase) in:		
Prepaid expenses	(993)	(1,318)
Accounts receivable	-	10,000
Net increase (decrease) in:		
Accrued expenses	1,786	187
Net cash provided by operating activities	11,711	51,448
CASH FLOWS FROM INVESTING ACTIVITIES	-	-
CASH FLOWS FROM FINANCING ACTIVITIES	-	-
NET INCREASE IN CASH	11,711	51,448
CASH AT BEGINNING OF PERIOD	81,940	30,492
CASH AT END OF PERIOD	$ 93,651	$ 81,940
SUPPLEMENTAL CASH FLOW INFORMATION		
Cash paid for income taxes	$ 3,030	$ 2,852

The accompanying notes are an intergral part of the financial statements.

GOVERNMENT CAPITAL SECURITIES CORPORATION
INDEX TO
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013 and 2012

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization – Government Capital Securities Corporation (Company) was incorporated on January 25, 1999, and became registered with the United States Securities and Exchange Commission as a broker-dealer in February 1999. The Company offers a broad range of public finance services including financial advisory services as well as securities placement agent.

Cash equivalents – The Company considers time deposits with original maturities of three months or less to be components of cash.

Revenue recognition – The Company receives commissions in connection with the offering of revenue bond offerings and financial advisory fees. Commissions and financial advisory fees are earned only after the bond offerings and the advisory services are completed.

Management estimates - In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions which could affect the reported amounts of assets, liabilities, revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Income Taxes – During 2005, the Company filed an election with the United States Internal Revenue Service ("IRS") to be treated as an S Corporation for federal income tax reporting purposes. The election was accepted by the IRS effective January 1, 2003 and accordingly, the Company is not subject to federal income taxes subsequent to the effective date.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1) which requires maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15-to-1. The Company had net capital of $78,849 and $68,924 at December 31, 2013 and 2012 respectively, which exceeds the $5,000 minimum required. The Company's capital exceeds the minimum required levels for each of the states in which it operates.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company shares office facilities with an affiliate. Effective December 1, 2003, the Company entered into an Operating Agreement with the affiliate whereby the Company is charged a monthly management fee, which is intended to cover various administrative and overhead costs. The management fee is determined on a reasonable and consistent basis that attempts to equate the proportional cost to the proportional benefit derived by the Company. The monthly management fee is payable upon specific request by the affiliate and is subject to adjustment at least annually. Additionally, the Company may pay additional fees to the affiliate in recognition of the affiliate's efforts to assist the Company in closing certain bond offerings for its customers. Total fees paid by the Company were $631,200 and $716,101 for 2013 and 2012, respectively.

NOTE 4 – INCOME TAXES

Income tax expense was computed as follows:

	2013	2012
State franchise taxes	$ 2,816	$ 6,468
Total taxes	$ 2,816	$ 6,468

NOTE 5 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 20, 2014, the date that the financial statements were available to be issued. No significant subsequent events have been identified that would require adjustment of or disclosure in the accompanying financial statements.

SUPPLEMENTARY INFORMATION

GOVERNMENT CAPITAL SECURITIES CORPORTATION
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2013

NET CAPITAL		
Total stockholders' equity	$	81,546
Less non-allowable assets:		
Prepaid expenses		(2,697)
TOTAL NET CAPITAL		78,849
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required under Rule 15c3-1		5,000
NET CAPITAL IN EXCESS OF MINIMUM REQUIRED	$	73,849
AGGREGATE INDEBTEDNESS	$	14,802
PERCENTAGE OF AGGREGATED INDEBTEDNESS TO NET CAPITAL	$	18.77%

GOVERNMENT CAPITAL SECURITIES CORPORTATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT AND
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS PURSUANT
TO
RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2013

The respondent is exempt from compliance with Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(i) of that rule.

GOVERNMENT CAPITAL SECURITIES CORPORTATION
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL WITH THE COMPUTATIONS INCLUDED IN PART IIA OF FORM X-17A-5
DECEMBER 31, 2013

NET CAPITAL PER FOURTH QUARTER FORM X-17A-5	$	78,849
DIFFERENCES		-
NET CAPITAL PER FINANCIAL STATEMENTS	$	78,849